# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SINOVAC BIOTECH LTD, CIK 0001084201
CUSIP: P8696W104
Title of class of securities: Common Shares, par value $0.001 per share
Address of issuer's principal executive offices: NO. 39 SHANGDI XI ROAD, HAIDIAN DISTRICT, BEIJING, China (F4), 100085
Date of event which requires filing of this statement: 06/27/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001214659-20-010560
Filed by CIK 0001562189
Persons authorized to receive notices and communications: 1Globe Capital LLC, One International Place, 44th Fl, Boston, Massachusetts (MA), 02110, 617-649-1157

## Reporting persons
- 1Globe Capital LLC (CIK 0001562189): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 6,812,855; shared voting power 11,702,460; sole dispositive power 6,812,855; shared dispositive power 11,702,460; aggregate amount beneficially owned 18,515,315 (32.3% of the class)
  Comment: Comment for Type of Reporting Person: This Amendment No. 4 to Schedule 13D, or this Amendment, is being filed by 1Globe Capital LLC and 1Globe Biomedical (Hong Kong) Company Limited (each referred to herein as a reporting person, or together, referred to herein as the reporting persons) relating to the common shares, par value $0.001 per share, or the Common Shares, of Sinovac Biotech Ltd., the Issuer, a corporation organized under the laws of Antigua and Barbuda. This Amendment amends and supplements the statement on Schedule 13D (as amended, referred to herein as the Schedule 13D) originally filed with the U.S. Securities and Exchange Commission, or the SEC, on July 7, 2017 and amended by Amendment No. 1 filed on March 26, 2018, Amendment No. 2 filed on March 19, 2019 and Amendment No. 3 filed on December 21, 2020 by 1Globe Capital LLC. Only those items in the Original Statement amended and supplemented by this Amendment are reported herein.
  
  The Subject Shares (as defined in the Schedule 13D) reported to be held by CDH Utopia Limited in this Schedule 13D include 3,459,763 Common Shares previously held by Chiang Li Family reported in the Schedule 13G filed on April 11, 2016. Those shares dropped below the 5% reporting threshold in 2018 and 2019 due to the changes in the total shares outstanding of the Issuer and were subsequently acquired by 1Globe Biomedical (Hong Kong) Company Limited and immediately sold to CDH Utopia Limited as reported in the Amendment No. 3 filed on December 21, 2020 by 1Globe Capital LLC.
  
  Percentage of ownership in row 13 is calculated based on 57,281,861 shares outstanding as of December 31, 2017, as reported in the 2018 20-F. As described in Item 4 of this Schedule 13D, the issuance by the Issuer of the Exchange Shares (as defined in the 2019 20-F) and the Disputed PIPE (as defined in this Schedule 13D), among other things, are the subject of ongoing litigation, and therefore the shares outstanding does not include shares purportedly issued after May 2018.
- 1Globe Biomedical (Hong Kong) Company Limited: type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 6,812,815; shared voting power 11,702,460; sole dispositive power 6,812,815; shared dispositive power 11,702,460; aggregate amount beneficially owned 18,515,315 (32.3% of the class)
  Comment: Comment for Type of Reporting Person: This Amendment No. 4 to Schedule 13D, or this Amendment, is being filed by 1Globe Capital LLC and 1Globe Biomedical (Hong Kong) Company Limited (each referred to herein as a reporting person, or together, referred to herein as the reporting persons) relating to the common shares, par value $0.001 per share, or the Common Shares, of Sinovac Biotech Ltd., the Issuer, a corporation organized under the laws of Antigua and Barbuda. This Amendment amends and supplements the statement on Schedule 13D (as amended, referred to herein as the Schedule 13D) originally filed with the U.S. Securities and Exchange Commission, or the SEC, on July 7, 2017 and amended by Amendment No. 1 filed on March 26, 2018, Amendment No. 2 filed on March 19, 2019 and Amendment No. 3 filed on December 21, 2020 by 1Globe Capital LLC. Only those items in the Original Statement amended and supplemented by this Amendment are reported herein.
  
  The Subject Shares (as defined in the Schedule 13D) reported to be held by CDH Utopia Limited in this Schedule 13D include 3,459,763 Common Shares previously held by Chiang Li Family reported in the Schedule 13G filed on April 11, 2016. Those shares dropped below the 5% reporting threshold in 2018 and 2019 due to the changes in the total shares outstanding of the Issuer and were subsequently acquired by 1Globe Biomedical (Hong Kong) Company Limited and immediately sold to CDH Utopia Limited as reported in the Amendment No. 3 filed on December 21, 2020 by 1Globe Capital LLC.
  
  Percentage of ownership in row 13 is calculated based on 57,281,861 shares outstanding as of December 31, 2017, as reported in the Issuer's Form 20-F filed with the U. S. Securities and Exchange Commission, or the SEC, on May 11, 2018 (referred herein as the 2018 20-F). As described in Item 4, the issuance by the Issuer of the Exchange Shares (as defined in the Issuer's Form 20-F filed with the SEC on April 29, 2019 (referred herein as 2019 20-F)) and the Disputed PIPE (as defined in this Schedule 13D), among other things, are the subject of ongoing litigation, and therefore the shares outstanding does not include shares purportedly issued after May 2018.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.001 per share
Name of issuer: SINOVAC BIOTECH LTD
Address of issuer's principal executive offices: NO. 39 SHANGDI XI ROAD, HAIDIAN DISTRICT, BEIJING, China (F4), 100085

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 27, 2025, Dr. Chiang Li, the chairman of 1Globe Capital LLC and 1Globe Biomedical (Hong Kong) Company Limited, voted 6,812,855 Common Shares of the Issuer against both proposals described in the proxy statement filed with the U.S. Securities and Exchange Commission on June 18, 2025 relating to the Special Meeting of the Issuer's shareholders to be held on July 8, 2025 (Special Meeting). Dr. Li is currently Chairman of the board of directors of the Issuer (the Board). The first proposal (proposal 1) in the proxy statement seeks to remove the current Board members other than Dr. Li. The second proposal (proposal 2) seeks to replace the current Board members with a slate of new directors in the event the first proposal succeeds. Dr. Li is listed in the second proposal as a member of the slate of directors nominated by SAIF, the Issuer's shareholder that called the Special Meeting. There was no communication between SAIF and Dr. Li before Dr. Li was formally nominated. In subsequent communications, SAIF informed Dr. Li of his inclusion on the alternative slate of directors of proposal 2 and asked whether Dr. Li would serve if elected as part of the slate. Dr. Li stated that he would continue to serve on the Board in the event the shareholders voted for both proposals at the Special Meeting. Dr. Li also made it clear that he would vote against both proposals at the Special Meeting in support of the current Board.

On June 27, 2025, 1Globe Biomedical (Hong Kong) Company Limited instructed CDH Utopia Limited to vote 4,200,000 of the Subject Shares (as defined in the Schedule 13D) held by CDH Utopia Limited for which 1Globe Biomedical (Hong Kong) Company Limited possesses voting rights "AGAINST" proposal 1 and "AGAINST" proposal 2 on the white proxy card issued by the current Board.

On June 27, 2025, Dr. Li asked related parties of the reporting persons which hold 5,702,460 Common Shares to votes all shares "AGAINST" proposal 1 and "AGAINST" proposal 2 on the white proxy card issued by the current Board.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)-(b) The information set forth on the applicable cover page hereto is incorporated herein by reference. The reporting persons beneficially own an aggregate of 18,515,315 shares, or 32.3% of the Issuer's outstanding Common Shares, consisting of (i) 6,812,855 Common Shares held directly by the reporting person 1Globe Capital LLC and which may be deemed indirectly beneficially owned by 1Globe Biomedical (Hong Kong) Company Limited, the sole member of 1Globe Capital LLC, (ii) the Subject Shares (as defined in the Schedule 13D) held by CDH Utopia Limited and (iii) 5,702,460 Common Shares held by related parties of the reporting persons, which are included herein pursuant to the order issued by the SEC on Release No. 88864 in connection with administrative proceeding File No. 3-19799, but the inclusion of such shares shall not be construed as an admission that the reporting persons are the beneficial owner of such shares. The Subject Shares held by CDH Utopia Limited include 3,459,763 Common Shares previously held by Chiang Li Family reported in the Schedule 13G filed on April 11, 2016. Those shares dropped below the 5% reporting threshold in 2018 and 2019 due to the changes in the total shares outstanding of the Issuer and were subsequently acquired by 1Globe Biomedical (Hong Kong) Company Limited and immediately sold to CDH Utopia Limited as reported in the Schedule 13D amendment filed on December 21, 2020. Dr. Chiang Li may be deemed the ultimate beneficial owner of the Common Shares held by 1Globe Capital LLC and 1Globe Biomedical (Hong Kong) Company Limited, as he directly or indirectly exercises sole voting and dispositive power over such shares as chairman of each entity. 1Globe Biomedical (Hong Kong) Company Limited possesses voting rights in 70% of the Subject Shares (as defined in the Schedule 13D) as well as certain financial upside for the total 6,000,000 Common Shares which are held by CDH Utopia Limited and, in such capacities, Dr. Li may be deemed to beneficially own the shares of the company owned by such entities.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)-(b) The information set forth on the applicable cover page hereto is incorporated herein by reference. The reporting persons beneficially own an aggregate of 18,515,315 shares, or 32.3% of the Issuer's outstanding Common Shares, consisting of (i) 6,812,855 Common Shares held directly by the reporting person 1Globe Capital LLC and which may be deemed indirectly beneficially owned by 1Globe Biomedical (Hong Kong) Company Limited, the sole member of 1Globe Capital LLC, (ii) the Subject Shares (as defined in the Schedule 13D) held by CDH Utopia Limited, (iii) 5,702,460 Common Shares held by related parties of the reporting persons, which are included herein pursuant to the order issued by the SEC on Release No. 88864 in connection with administrative proceeding File No. 3-19799, but the inclusion of such shares shall not be construed as an admission that the reporting persons are the beneficial owner of such shares. The Subject Shares held by CDH Utopia Limited include 3,459,763 Common Shares previously held by Chiang Li Family reported in the Schedule 13G filed on April 11, 2016. Those shares dropped below the 5% reporting threshold in 2018 and 2019 due to the changes in the total shares outstanding of the Issuer and were subsequently acquired by 1Globe Biomedical (Hong Kong) Company Limited and immediately sold to CDH Utopia Limited as reported in the Schedule 13D amendment filed on December 21, 2020. Dr. Chiang Li may be deemed the ultimate beneficial owner of the Common Shares held by 1Globe Capital LLC and 1Globe Biomedical (Hong Kong) Company Limited, as he directly or indirectly exercises sole voting and dispositive power over such shares as chairman of each entity. 1Globe Biomedical (Hong Kong) Company Limited possesses voting rights in 70% of the Subject Shares (as defined in the Schedule 13D) as well as certain financial upside for the total 6,000,000 Common Shares which are held by CDH Utopia Limited and, in such capacities, Dr. Li may be deemed to beneficially own the shares of the company owned by such entities.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 4 and 5 of this Amendment is incorporated by reference in its entirety into this Item 6.

Dr. Li and two senior partners of OrbiMed Advisors LLC currently serve on the Board in accordance with the Judgment issued by the Privy Council on January 16, 2025, the Privy Council's Order dated February 5, 2025, and Antiguan law. 1Globe Capital, along with OrbiMed Advisors LLC and certain OrbiMed Advisors LLC affiliates (together, referred to herein as OrbiMed), have been co-defendants in multiple lawsuits filed by certain affiliates of Vivo Capital LLC and by Advantech Capital Partners Ltd.'s affiliate Prime Success, L.P. against the Issuer, and co-plaintiffs in one action related to the Disputed PIPE (as defined in the Schedule 13D), as the Issuer's Board has sought to fulfill its fiduciary duty to implement the Privy Council's Judgment and Order, all of which information is in the public domain. There is no arrangement or agreement between 1Globe Capital and OrbiMed to acquire, hold, vote, or dispose of any of the Issuer's securities.

## Signatures
- 1Globe Capital LLC: /s/ Chiang Li, Chairman (06/29/2025)
- 1Globe Biomedical (Hong Kong) Company Limited: /s/ Chiang Li, Chairman (06/29/2025)